SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                         ---------------
                         Amendment No. 4
                                to
                          Schedule 14D-1
                      Tender Offer Statement
 Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               and
                           Statement on
                           Schedule 13D
            Under the Securities Exchange Act of 1934

                           Big B, Inc.
                    (Name of Subject Company)
                         ---------------
                       RDS Acquisition Inc.
                         Revco D.S., Inc.
                            (Bidders)
                         ---------------

             Common Stock, Par Value $0.001 Per Share
     (Including the Associated Common Stock Purchase Rights)
                  (Title of Class of Securities)
                            0888917106
             (CUSIP Number of Classes of Securities)
                         ---------------

                       Jack A. Staph, Esq.
       Senior Vice President, Secretary and General Counsel
                         Revco D.S., Inc.
                     1925 Enterprise Parkway
                       Twinsburg, OH 44087
                          (216) 487-1667
   (Name, Address and Telephone Number of Persons Authorized to
     Receive Notices and Communications on Behalf of Bidders)
                         ---------------
                             Copy to:
                        Richard Hall, Esq.
                     Cravath, Swaine & Moore
                         Worldwide Plaza
                        825 Eighth Avenue
                  New York, New York 10019-7475
                         (212) 474-1293

          RDS Acquisition Inc. (the "Purchaser") and Revco D.S., Inc. ("Parent") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 4. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.



          Item 10. Additional Information

          (a) On September 23, 1996, the Company sent Parent a proposed form of Confidentiality Agreement. On September 27, 1996, D. Dwayne Hoven, President and Chief Executive Officer of Parent sent to Anthony J. Bruno, Chairman of the Board and Chief Executive Officer of the Company the following letter:

                                             September 27, 1996





     Mr. Anthony J. Bruno
     Chairman of the Board and
     Chief Executive Officer
     Big B, Inc.
     2600 Morgan Road, S.E.
     Bessemer, AL 35023


     Dear Anthony:

     We have reviewed the proposed form of confidentiality agreement that you sent us, and we have proposed changes in your form of agreement. Unfortunately, it appears that Big B has not been willing to negotiate any meaningful changes in its terms, which we believe are seriously detrimental to Revco and to Big B's shareholders.

     We are willing to negotiate a reasonable confidentiality agreement that will allow us access to confidential information available to other bidders to ensure that your shareholders receive the highest value for their shares. However, we have a number of serious problems with the form of confidentiality agreement you provided us:

     o Your proposed agreement and poison pill would prohibit your shareholders from accepting our offer or any other offer not approved by your Board at least until January 31, 1997. Indeed, we or any other party could be prohibited from consummating an offer until June 30 of next year due to the poison pill. We cannot conceive of any reason why you need as much as four months (or even longer) to determine whether an offer superior to our $15 offer is available to your shareholders. We are willing to agree to delay consummating our offer for a reasonable period of time that will permit you to solicit competing bids, but we do not believe the substantial delay you envision is justified.

     o Your proposed form of agreement would require us to give up all our rights as a shareholder to challenge the validity of your poison pill even though you have yourself instituted litigation against us on that very subject.

     o Your proposed agreement would prohibit us from soliciting your shareholders to determine whether they wish to eliminate your poison pill in order to accept our offer or any other offer at least until January 31, 1997. In fact, your proposed agreement does not require you to remove your poison pill and does not prevent you from interposing other obstacles to our offer once a reasonable period to solicit bids has elapsed.

     o Your proposed agreement does not obligate you to provide Revco with equal access to confidential information with other parties and an equal opportunity to bid.

     We were disappointed that your Board of Directors chose to adopt a poison pill that interferes with the rights of your shareholders to accept an offer from Revco or any other party. If your Board believes that our $15 cash offer is inadequate, we would have much preferred to engage in meaningful negotiations with you to determine whether an agreement for a mutually acceptable transaction could be reached. We are still willing to discuss our offer with you and are prepared to meet at any time and place with you and your advisors.

     On September 25, 1996, the Hart-Scott-Rodino waiting period applicable to our offer expired. The only obstacle to your shareholders now accepting our offer is your poison pill. The fact is that the only real offer to acquire Big B has been made by Revco, and there is no assurance that any other party will make an offer. Even if another party is willing to make an offer to acquire Big B, there is no assurance that that offer can be consummated or will not be substantially delayed for antitrust or other reasons.

     Your Board of Directors should allow your shareholders to decide on their own whether they wish to accept our offer. If any other party is prepared to make a superior offer that can be consummated, they do not need four months (or even longer) to do so.

     Enclosed for your information is the form of confidentiality agreement that we would be willing to sign. We hope you will reconsider your position against negotiating an agreement on this basis.

     We look forward to hearing from you and discussing a mutually acceptable agreement that will result in the best, most expeditious transaction for your shareholders.


                                        Sincerely,

                                        /s/ D. Dwayne Hoven

                                        D. Dwayne Hoven


     Enclosure

          A copy of a revised form of Confidentiality Agreement incorporating Parent's proposed changes was enclosed with the above letter and is attached as Exhibit (c)(1) to this Amendment No. 4. In addition, a copy of the same form of Confidentiality Agreement, marked to show the differences between it and the form sent by the Company on September 23, 1996, is attached as Exhibit (c)(2).

          On September 30, 1996, the Purchase and Parent filed (a) an Answer and Counterclaims of Parent and the Purchaser (which is attached as Exhibit (g)(5)) in response to the action filed by the Company on September 23, 1996 seeking declaratory and injunctive relief, (ii) a Motion for Preliminary Injunction seeking to enjoin the operation and enforcement of the Rights Agreement and the continuing breaches of fiduciary duties, and an order compelling the Company to redeem the Rights associated with the Rights Agreement,
(iii) Parent's Memorandum in Support of the Motion for Preliminary Injunction with supporting affidavits, and (iv) a Motion for Expedited Hearing.

          Item 11. Material to be filed as Exhibits.

          (a)(11) Text of Press Release dated September 30, 1996.

          (c)(1) Revised form of Confidentiality Agreement sent by Parent to the Company on September 27, 1996.

          (c)(2) Revised form of Confidentiality Agreement sent by Parent to the Company on September 27, 1996, marked to show the differences between it and the form sent by the Company on September 23, 1996.

          (g)(5) Answer and Counterclaims filed by the Purchaser and Parent on September 30, 1996, in the action entitled Big B, Inc. v. Revco D.S., Inc. and RDS Acquisition Inc. v. Anthony J. Bruno, Vincent J. Bruno, James A. Bruno and Arthur M. Jones, Sr. (United States District Court for the Northern District of Alabama, Southern Division).

                            SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated:  September 30, 1996

                                        REVCO D.S., INC.,

                                          by
                                              /s/ Jack A. Staph
                                              --------------------
                                              Name:  Jack A. Staph
                                              Title: Senior Vice President,
                                                     Secretary and General
                                                     Counsel


                                        RDS ACQUISITION INC.,

                                           by
                                              /s/ Jack A. Staph
                                              --------------------
                                              Name:  Jack A. Staph
                                              Title: Vice President and
                                                     Secretary

                            Exhibit Index
                            -------------


                                                                Page
                                                                ----




Exhibit (a)(11)       Text of Press Release dated
                      September 30, 1996.

Exhibit (c)(1)        Revised Form of Confidentiality Agreement
                      sent by Parent to the Company on
                      September 27, 1996.

Exhibit (c)(2)        Revised form of Confidentiality Agreement
                      sent by Parent to the Company on
                      September 27, 1996, marked to show the
                      differences betwen it and the form sent
                      by the Company on September 23, 1996.

Exhibit (g)(5)        Answer and Counterclaims filed by Parent on
                      September 30, 1996, in the action
                      entitled Big B, Inc. v. Revco D.S., Inc.
                      and RDS Acquisition Inc. v. Anthony J.
                      Bruno, Vincent J. Bruno, James A. Bruno
                      and Arthur M. Jones, Sr. (United States
                      District Court for the Northern District of Alabama, Southern Division).